June 18th, 2018

To the Board of Directors of International Leaders Capital Corporation,

This letter will serve as notice that I am resigning as a member of the Board of Directors of International Leaders Capital Corporation effective June 18th, 2018. My resignation does not reflect any disagreement with management or the direction of the Company.

Sincerely,

/s/ Michael Chi Chung Leung

Michael Chi Chung Leung

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